

Digirad ⟶ HoldCo

Nasdaq: DRAD (common stock)
Nasdaq: DRADP (10% dividend preferred stock)

September 2019

A Diversified Holding Company seeking attractive acquisition opportunities

HoldCo anticipates growing revenues, earnings, and cash flow while optimizing costs and capital allocation

Forward-looking Statements

"Safe Harbor" Statement under the Private Securities Litigation Reform Act of 1995: This presentation contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. All statements in this presentation that are not statements of historical fact are hereby identified as "forward-looking statements" for the purpose of the safe harbor provided by Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking Statements include, without limitation, statements regarding (i) the plans and objectives of management for future operations, including plans or objectives relating to acquisitions and related integration, development of commercially viable products, novel technologies, and modern applicable services, (ii) projections of income (including income/loss), EBITDA, earnings (including earnings/loss) per share, free cash flow (FCF), capital expenditures, cost reductions, capital structure or other financial items, (iii) the future financial performance of Digirad Corporation ("Digirad," "DRAD" or the "Company") or acquisition targets and (iv) the assumptions underlying or relating to any statement described above. Moreover, forward-looking statements necessarily involve assumptions on the Company's part. These forward-looking statements generally are identified by the words "believe", "expect", "anticipate", "estimate", "project", "intend", "plan", "should", "may", "will", "would", "will be", "will continue" or similar expressions. Such forward-looking statements are not meant to predict or guarantee actual results, performance, events or circumstances and may not be realized because they are based upon the Company's current projections, plans, objectives, beliefs, expectations, estimates and assumptions and are subject to a number of risks and uncertainties and other influences, many of which the Company has no control over. Actual results and the timing of certain events and circumstances may differ materially from those described above as a result of these risks and uncertainties. Factors that may influence or contribute to the inaccuracy of forward-looking statements or cause actual results to differ materially from expected or desired results may include, without limitation, the substantial amount of debt of the Company and the Company's ability to repay or refinance it or incur additional debt in the future; the Company's need for a significant amount of cash to service and repay the debt and to pay dividends on the Company Preferred Stock; the restrictions contained in the debt agreements that limit the discretion of management in operating the business; the length of time associated with servicing customers; losses of significant contracts; disruptions in the relationship with third party vendors; accounts receivable turnover; insufficient cash flows and resulting illiquidity; the Company's inability to expand the Company's business; unfavorable changes in the extensive governmental legislation and regulations governing healthcare providers and the provision of healthcare services and the competitive impact of such changes (including unfavorable changes to reimbursement policies); high costs of regulatory compliance; the liability and compliance costs regarding environmental regulations; the underlying condition of the technology support industry; the lack of product diversification; development and introduction of new technologies and intense competition in the healthcare industry; existing or increased competition; risks to the price and volatility of the Company's Common Stock and Preferred Stock; stock volatility and illiquidity; risks to preferred stockholders of not receiving dividends and risks to the Company's ability to pursue growth opportunities if the Company continues to pay dividends according to the terms of the Company Preferred Stock; the Company's ability to execute on its business strategy (including any cost reduction plans); the Company's failure to realize expected benefits of restructuring and cost-cutting actions; the Company's ability to preserve and monetize its net operating losses; risks associated with the Company's possible pursuit of acquisitions; the Company's ability to consummate successful acquisitions and execute related integration, including to successfully integrate ATRM's operations and realize the synergies from the acquisition, as well as factors related to the Company's business (including ATRM) including economic and financial market conditions generally and economic conditions in the Company's markets; failure to keep pace with evolving technologies and difficulties integrating technologies; system failures; losses of key management personnel and the inability to attract and retain highly qualified management and personnel in the future; and the continued demand for and market acceptance of the Company's services. For a detailed discussion of cautionary statements and risks that may affect the Company's future results of operations and financial results, please refer to the Company's filings with the Securities and Exchange Commission, including, but not limited to, the risk factors in the Company's most recent Annual Report on Form 10-K and Quarterly Reports on Form 10-Q. This presentation reflects management's views as of the date presented. All forward-looking statements are necessarily only estimates of future results, and there can be no assurance that actual results will not differ materially from expectations, and, therefore, you are cautioned not to place undue reliance on such statements. Further, any forward-looking statement speaks only as of the date on which it is made, and we undertake no obligation to update any forward-looking statement to reflect events or circumstances after the date on which the statement is made or to reflect the occurrence of unanticipated events.

Non-GAAP Financial Measures: The information provided herein includes certain non-GAAP financial measures. These non-GAAP financial measures are intended to supplement the GAAP financial information by providing additional insight regarding results of operations of the Company. The non-GAAP adjusted EBITDA financial measures used by the Company are intended to provide an enhanced understanding of our underlying operational measures to manage the Company's business, to evaluate performance compared to prior periods and the marketplace, and to establish operational goals. Certain items are excluded from these non-GAAP financial measures to provide additional comparability measures from period to period. These non-GAAP financial measures will not be defined in the same manner by all companies and may not be comparable to other companies. Specifically, this presentation presents the non-GAAP financial measures "Adjusted EBITDA" (defined as "earnings before interest, taxes, depreciation, amortization adjusted for stock-based compensation and other one-time transaction costs such as merger and acquisitions, financing and etc. ") and "Free Cash Flow" (defined as "net cash from operating activities excludes expenditures on purchases of property and equipment, net of dispositions"). The most directly comparable measures for these non-GAAP financial measures are net income and diluted net income per share. All future figures based on guidance after conversion into a diversified holding company ("HoldCo").

About Digirad

Digirad Corporation transformed into a diversified holding company ("HoldCo") through the acquisition of ATRM Holdings as initial "kick-off" transaction

- Merger closed on 9/10/2019
- ATRM and DRAD operate as separate business divisions of HoldCo
- Tax efficient Series A Preferred Stock could be used as an acquisition currency by HoldCo for future acquisitions



Common Stock *Nasdaq: DRAD*	• 2.0 million total common shares outstanding as of June 30, 2019
Series A Preferred Stock *Nasdaq: DRADP*	• 1.6 million shares held by former ATRM common and preferred stockholders • Raised $3.0 million through the issuance of 300,000 shares in a private placement • Preferred shares have a par value and liquidation preference of $10 per share and pay a 10% annual dividend paid quarterly in cash

* Digirad has formed a real estate subsidiary named Star Real Estate Holdings USA, Inc. to manage all real estate assets of HoldCo

Digirad Health, Inc. – Healthcare Imaging Division of Holdco



Digirad Healthcare Imaging

Across the USA

Diagnostic Services	Diagnostic Imaging	Mobile Healthcare
• Mobile nuclear medicine and ultrasound imaging services • Delivers licensed staffing and imaging equipment to physicians without the burden or cost of full ownership • Provides other services to medical providers	• Develops, sells, and maintains solid-state nuclear gamma cameras • Focused on sales of new cameras and supports the existing installed base of cameras	• Mobile imaging solutions for hospitals and IDN systems • Ability to provide PET/CT, MRI, CT, Nuclear Medicine, Mammography, and other imaging services

$ in million	FY 2018	6M 2019
Revenues	$104.2	$49.7
Gross Profit	$18.3	$9.0
Non-GAAP adj. EBITDA	$6.0	$2.9
Total Assets (at 6/30/19)		$57.9

At December 31, 2018, DRAD had ~ $83.7 M of usable NOLs in the U.S.

ATRM – Building and Construction Division of HoldCo



ATRM HOLDINGS — Modular Building & Construction

KBS Builders
Maine/New England

- Manufactures and distributes modular housing units
- Engages in both commercial and residential projects

EGBL
Minneapolis-area

- Consists of EdgeBuilder and Glenbook businesses
- Manufactures engineered wood products and building materials to both residential and commercial contractors and operates a professional lumber yard and showroom

$ in million	FY 2018	6M 2019
Revenues	$34.5	$14.3
Gross Profit	$3.0	$2.1
Total Assets (at 6/30/19)		$9.7

Digirad → HoldCo
4

Real Estate & Investment Management Division of HoldCo



Real Estate & Investment Management

Real Estate

Investment Management

- As part of its HoldCo strategy, DRAD formed a new subsidiary in April 2019 named Star Real Estate Holdings USA, Inc. ("SRE") to manage all of the real estate assets of HoldCo
- SRE acquired three manufacturing plants in Maine in Q2 2019 all involved in the construction of modular buildings for residential, multi-family, and commercial projects
- Future HoldCo acquisition targets could have underappreciated real estate holdings that could be owned by SRE
- SRE expects to raise its own external capital over time

- Lone Star Value Management, LLC (LSVM) merged into ATRM as of April 1, 2019
- LSVM is the investment advisor for several funds including all LSV funds and Ascent Oil Fund
- New funds could be added in the future

Benefits of HoldCo

- We believe converting into a diversified holding company ("HoldCo") with a shared services center ("SSC") will create significant value for DRAD stockholders over time because it will: 1) be accretive to DRAD common stockholders, 2) improve future revenue, cash flow, and earnings growth, and 3) create a platform for future bolt-on acquisitions and other growth opportunities

- Additional benefits include:

  — Significantly higher Adjusted EBITDA and Free Cash Flow per common share

  — Potential for multiple expansion from stronger growth outlook

  — Cost savings from initial transaction to form HoldCo and SSC expected to be significant and will likely grow over time with additional acquisitions by HoldCo

  — Improved operating and financial performance due to Operating CEOs focusing on operations and growth rather than corporate functions

  — Optimized capital allocation will maximize ROIC and ROE over the long term

- Initial "kick-off" transaction was needed to launch HoldCo, form SSC, and prove the concept to the market and future acquisition targets:

  — ATRM was an attractive acquisition for the initial "kick-off" transaction:

    > No DRAD common shares issued/accretive to DRAD common stockholders in 2020

    > Significant cost reductions will come from combining ATRM with DRAD and forming SSC

    > ATRM has significant growth and bolt-on acquisition opportunities

    > Newly issued DRAD preferred stock (Nasdaq: DRADP) issued in the acquisition of ATRM could be used as an acquisition currency by HoldCo for future acquisitions (no common equity dilution, no NOL impact, no maturity date, junior to bank debt, tax efficient)

  — Future acquisitions will be easier now that HoldCo and SSC have been formed and are operating

- Owner mindset:

  — Board of Directors of Digirad currently owns 7.8% of DRAD's common stock

  — Board of Directors of HoldCo expects to significantly increase its ownership of HoldCo over time

HoldCo: Preliminary 2020 Outlook

Revenues: $130 million - $150 million

Adjusted EBITDA: $10 million - $12 million[1]

Goal is to grow Adjusted EBITDA organically to $20 million by cutting corporate costs and through internal growth initiatives in particular by re-starting one or both of the idle plants at ATRM's KBS division

Capex: $2 million - $4 million

Free Cash Flow: $7 million - $9 million[2]

Preferred Stock Dividends: $1.9 million

Net Free Cash Flow: $5 million - $7 million

Expected to be used for debt paydown, internal growth investments, and acquisitions

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(1) Assumes no restart of KBS's idle plant in Oxford, Maine in 2020. Restarting this plant could result in Adjusted EBITDA exceeding this range, particularly in 2H 2020.
(2) Assumes no changes in working capital, no asset sales, and approximately $1 million of annual interest expense.

HoldCo Structure



Publicly-Traded HoldCo

Healthcare Imaging
CEO: Matt Molchan

Building & Construction
CEO: Dan Koch

Real Estate & Investment Management

Future Acquisition 1

Future Acquisition 2

HoldCo Chairman (Jeff Eberwein)

HoldCo COO and CFO (David Noble)

HoldCo VP-Legal (Hannah Bible)

Shared Services Center

Bank Relationships
Treasury
Finance
Accounting
Purchasing
IT
HR
Investor Relations
Legal
Compliance

Digirad → HoldCo

HoldCo: Thoughts on Future Acquisitions

- Public Company Targets:
  - We are targeting companies with:
    a) Market cap of $5-50mm to start and will benefit from being part of our HoldCo structure; HoldCo's shared service center will lower overhead costs
    b) Existing assets, earnings, and cash flows (no start-ups or venture capital-type situations)
    c) High SG&A and public company costs as a percentage of revenue
    d) Opportunities for improved operating and financial performance; shareholder activism could be a tool if poorly performing boards/management teams are entrenched
  - We believe most small, standalone, companies are more valuable inside HoldCo - especially as the cost of being public averages approximately $1.5mm per year[1]; this is especially true for companies with a market cap below $100mm

- Private Company Targets:
  - Existing assets, earnings, and cash flows (no start-ups or venture capital-type situations)
  - HoldCo a better partner than Private Equity in many instances (open-ended time horizon, long-term relationship mentality, lower cost of capital, more flexible)
  - Tax-efficient for seller if seller takes HoldCo common _or_ preferred stock instead of cash

- Creating synergies from Acquisition Targets using HoldCo and SSC structure:
  - Operating management teams freed up to focus on maximizing operations and pursuing growth opportunities
  - Moving many corporate functions to SSC will reduce corporate overhead costs
  - NOL at HoldCo level should offset US taxable income generated by operating businesses
  - Lower cost of capital
  - Better access to capital
  - Better capital allocation

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(1) PwC Publication: "Considering an IPO?" 2012.

HoldCo: Organization Chart

HoldCo Organization Chart



Board of Directors
Operating CEO 1
Operating CEO 2
Operating CEO 3
Operating CEO 4
Operating CEO 5
HoldCo COO/CFO
HoldCo VP-Legal

Duties

- Capital Allocation
- Oversight of Operating CEOs
- Oversight of HoldCo Mgmt
- M&A and Capital Markets
- Investor Relations

- Manage Operating Businesses
- Pursue Growth Opportunities

- Assist Operating CEOs/Share Best Practices
- Manage & Optimize SSC
- M&A (Sourcing & DD)/Capital Markets
- Bank Relationships, Finance, Accounting, Treasury, Capital Markets

- Help Manage SSC
- Legal, Compliance, IT, HR

Other Publicly-Traded Holding Companies

Small Cap:	Ticker	Market Capitalization[1]	Business Highlights
Elah Holdings	ELLH	46	• Recently reorganized holding company • Co-Sponsored by funds managed by 210 Capital and Goldman Sachs Asset Management
Crawford United Corp	CRAWA	54	• Aerospace manufacturing • Marketing technology • Metal, silicone, and hydraulic hoses • Air handling and energy efficient solutions
ALJ Regional Holdings Inc.	ALJJ	62	• Business process outsourcing services • Printing services • Finished home products manufacturing
HC2 Holdings Inc.	HCHC	107	• Structural and steel construction services • Engineering and underwater services • Compressed natural gas retail services
Great Elm Capital Group Inc.	GEC	87	• Durable Medical Equipment • Real Estate • Investment Management
SWK Holdings Corp	SWKH	146	• Financial services for life science companies, including royalty-related financing
Steel Partners Holdings LP[2],[3]	SPLP	329	• Diversified industrial manufacturing • Oil drilling and production services • Financial services
BBX Capital Corp	BBX	470	• Vacation ownership interests • Real Estate • Chocolate and confectionary products
Boston Omaha Corp[3]	BOMN	489	• Insurance services • Outdoor advertising services
B. Riley Financial Inc.	RILY	632	• Financial Services • Internet access and related subscription services • Telecom and VOIP services
Compass Diversified Holdings	CODI	1,147	• Consumer goods manufacturing • Environmental services

(1) Based on Bloomberg data as of 09/13/19. In millions.
(2) SPLP is a publicly-traded partnership as opposed to a C-corp structure.
(3) Incentive fees paid to management teams.



Appendix

Digirad Health, Inc. – Healthcare Imaging Division of Holdco



Healthcare Imaging

Diagnostic Services
- Mobile nuclear medicine and ultrasound imaging services
- Delivers licensed staffing and imaging equipment to physicians without the burden or cost of full ownership
- Provides other services to medical providers

Diagnostic Imaging
- Develops, sells, and maintains solid-state nuclear gamma cameras
- Focused on sales of new cameras and support for the installed base of cameras

Mobile Healthcare
- Mobile imaging solutions for hospitals and IDN systems
- Ability to provide PET/CT, MRI, CT, Nuclear Medicine, Mammography, and other imaging services

Diagnostic Services

- Diagnostic Services offers mobile imaging services to medical providers on-site as an alternative to purchasing the equipment or outsourcing the procedures to other providers

- Mobile imaging services include nuclear imaging, echocardiography, vascular, and general ultrasound tests

  — Digirad has the ability to provide imaging systems, qualified personnel, radiopharmaceuticals, licensing services, and additional logistics required to perform on-site imaging

- Digirad's Diagnostic Services Division enables customers to bill directly to Medicare, Medicaid, and third-party healthcare insurance companies

- Website: https://www.digirad.com/diagnostic-services/





Diagnostic Imaging

- Diagnostic Imaging manufactures and sells internally-developed, mobile solid-state gamma cameras and provides camera maintenance contracts and support




- Cameras include nuclear cardiac imaging systems and general purpose nuclear imaging systems

- Digirad is the leader in the development and distribution of solid-state SPECT gamma cameras, which provide superior image quality, greater flexibility, smaller footprint, and fast imaging acquisition times




- Nationwide field service engineers provide flexible support to address customer needs, with the ability to service non-Digirad models in addition to servicing the installed base of Digirad cameras

- Customers consist primarily of physicians offices and hospitals in the United States

- Website: https://www.digirad.com/cameras/

Mobile Healthcare

- Through DMS Health, Mobile Healthcare provides provisional healthcare and contract diagnostic imaging through a convenient, mobile-service platform

- Diagnostic imaging includes:

  — Computerized Tomography ("CT")

  — Magnetic Resonance Imaging ("MRI")

  — Positron Emission Tomography ("PET")

  — PET/CT

  — Nuclear Medicine

- Mobile Healthcare also provides healthcare expertise to hospitals, integrated delivery networks ("IDNs"), and federal institutions

- The services provided are low cost, easy access, and efficient alternatives to owning and operating the equipment

- Website: https://www.dmshealth.com/









ATRM – Building and Construction Division of HoldCo



Modular Building & Construction

KBS Builders

- Manufactures and distributes modular housing units
- Engages in both commercial and residential projects

EGBL

- Consists of EdgeBuilder and Glenbook businesses
- Manufactures engineered wood products and building materials to both residential and commercial contractors

KBS Builders

- Founded in 2001, KBS Builders is a Maine-based manufacturer and distributor of modular housing units

  — Modular buildings have gained popularity in recent years due to their speed of construction, significantly lower labor costs, flexibility of design, and implementation of quality control through indoor manufacturing

- KBS leases three facilities:

  — South Paris, Maine: Main office and manufacturing facility (approximately 90,000 sq. ft.)

  — Oxford, Maine: Modular manufacturing facility (approximately 90,000 sq. ft.) that was previously leased to a competitor of KBS; currently idle

  — Waterford, Maine: Second manufacturing facility (approximately 60,000 sq. ft.); currently sub-leased

- KBS designs and manufactures customized buildings that adhere to the highest standards in the industry

  — Residential homes

  — Multi-story commercial buildings

  — Other commercial applications, such as hospitals, schools, etc.

- KBS distributes and markets its products through a network of local distributors and homebuilders across New England

- Website: https://www.kbsbuildersinc.com/





EGBL

- EGBL consists of two business divisions:

  — EdgeBuilder: Founded in 2003, EdgeBuilder manufactures wall panels, permanent wood foundations, and other engineered wood products for commercial contractors

    > The manufacturing process is done in a controlled environment indoors, leading to reduced building time, labor costs, defects, site thefts, and unnecessary delays

    > The manufacturing line allows customization, utilizes environmentally conscious materials, and requires less overhead cost

    > EdgeBuilder operates out of a 34,000 sq. ft. leased manufacturing plant in Prescott, Wisconsin and services the Midwest Area

  — Glenbrook: Operates a professional lumber yard and showroom, selling top-quality building materials to both commercial and residential contractors

    > Product offerings include raw lumber, drywall, doors, windows, kitchen and bathroom cabinets, and utility sheds

    > Service offerings include roofing, millwork, and customized design

    > Glenbrook operates out of a 30,000 sq. ft. leased facility in Oakdale, Minnesota

  — Synergies could be realized by utilizing the excess capacity at KBS for wall panel manufacturing needs based on EdgeBuilder's expertise and experience

- Website: https://edgebuilderwallpanels.com/
  https://glenbrooklumber.com/






 **EdgeBuilder, Inc.** Wall panels for the pro builder.

 **Glenbrook** Building Supply, Inc. Serving pro contractors since 1988.

Real Estate & Investment Management Division of HoldCo

Real Estate:

- As part of its HoldCo strategy, DRAD formed a new subsidiary in April 2019 named Star Real Estate Holdings USA, Inc. ("SRE")

- Future acquisition opportunities could have underappreciated real estate value and HoldCo anticipates placing any significant new real estate assets into SRE

- SRE expects to be largely self-funded over time by raising its own capital through commercial mortgages on its properties or other forms of external capital

- SRE acquired three manufacturing plants in Maine in Q2 2019 all involved in the construction of modular buildings for residential, multi-family, and commercial projects:

  — All three plants are within 15 miles of each other and have significant strategic value as a 3-plant operating system given the lack of other capable plants within several hundred miles
  — Two plants were purchased from ATRM's KBS division and one from an owner who was leasing the plant to a potential competitor to KBS
  — Two of the plants are idle and one has been operating at a reduced rate which creates significant upside to DRAD's stockholders if production increases as expected from improved demand and re-opening the idle plants

Investment Management:

- Lone Star Value Management, LLC (LSVM) merged into ATRM as of April 1, 2019
- LSVM is the investment advisor for several funds including all LSV funds and Ascent Oil Fund
- Doing activism through the Lone Star Value brand name will be less confusing to activist targets and investing public than through an operating company like DRAD
- Ascent Oil Fund and similar assets under advisement of LSVM generated gross fees of almost $2mm in 2018

- New funds could be added to the Investment Management Division in the future (Fund 3, Fund 4, etc.) to increase revenues and cash flow for HoldCo

Contact Us

Digirad Corporation

Jeff Eberwein

Chairman of the Board of Directors

203-489-9501 / ir@digirad.com

David Noble

COO/CFO

203-489-9502 / ir@digirad.com

Investor Relations

The Equity Group Inc.

Devin Sullivan

Senior Vice President

212-836-9608 / dsullivan@equityny.com

Lena Cati

Vice President

212-836-9611 / lcati@equityny.com



Digirad ⟶ HoldCo

Nasdaq: DRAD (common stock)
Nasdaq: DRADP (10% dividend preferred stock)

September 2019

A Diversified Holding Company **seeking attractive acquisition opportunities**

HoldCo anticipates growing revenues, earnings, and cash flow while optimizing costs and capital allocation